Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2021

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2021

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	March 31	December 31
	2021	2020
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	16,381	8,593
Accounts receivable	15	255
Other current assets	1,038	261
TOTAL CURRENT ASSETS	17,434	9,109
NON-CURRENT ASSETS:
Property and equipment	182	192
Right of use assets	306	356
Intangible assets	605	605
TOTAL NON-CURRENT ASSETS	1,093	1,153
TOTAL ASSETS	18,527	10,262
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade	440	164
Other	1,444	1,330
Current maturities of lease liabilities	182	189
Warrants to purchase ordinary shares	8,535	1,432
Contract liabilities	15	158
TOTAL CURRENT LIABILITIES	10,616	3,273
NON-CURRENT LIABILITIES:
Lease liabilities	220	243
Severance pay obligations, net	78	81
TOTAL NON-CURRENT LIABILITIES	298	324
TOTAL LIABILITIES	10,914	3,597
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of March 31, 2021 and December 31, 2020, 140,010,000 shares; issued and outstanding: as of March 31, 2021, and December 31, 2020 23,776,785 and 21,057,922
shares, respectively	*	*
Accumulated other comprehensive income	41	41
Other reserves	9,128	8,924
Additional paid in capital	80,827	70,595
Accumulated deficit	(82,383)	(72,895)
TOTAL SHAREHOLDERS' EQUITY	7,613	6,665
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,527	10,262

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended
	March 31
	2021	2020
	U.S. dollars in thousands
REVENUE	157	42
COST OF REVENUE	58	42
RESEARCH AND DEVELOPMENT EXPENSES, net	1,159	1,605
GENERAL AND ADMINISTRATIVE EXPENSES	1,309	1,290
OTHER INCOME	10	-
OPERATING LOSS	2,359	2,895
FINANCIAL EXPENSES (INCOME):
Loss from change in fair value of financial liabilities at fair value	7,103	46
Other financial income, net	(12)	(23)
FINANCIAL EXPENSES, NET	7,091	23
LOSS BEFORE TAXES	9,450	2,918
TAXES ON INCOME	38	-
NET COMPREHENSIVE LOSS FOR THE PERIOD	9,488	2,918

	U.S. dollars
LOSS PER ORDINARY SHARE -
Basic and Diluted	0.43	0.16
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
Basic and Diluted	21,890,100	18,048,827

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2020
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2020:	17,864,684	*	41	11,398	63,392	(62,912)	11,919
Net loss for the period	-	-	-	-	-	(2,918)	(2,918)
Exercise of options to ordinary shares	31,954	*	-	(35)	103	-	68
Issuance of shares and warrant due to a private placement, net of issuance costs	337,553	*	-	-	573	-	573
Reclassification due to share-based compensation and warrants expired	-	-	-	(138)	138	-	-
Share-based compensation	-	-	-	373	-	-	373
BALANCE AT MARCH 31, 2020	18,234,191	*	41	11,598	64,206	(65,830)	10,015

BALANCE AT JANUARY 1, 2021
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2021:	21,057,922	*	41	8,924	70,595	(72,895)	6,665
Net loss for the period		-	-	-	-	(9,488)	(9,488)
Exercise of warrants to ordinary shares	94,218	*	-	-	24	-	24
Exercise of options to ordinary shares	71,380	*	-	(110)	337	-	227
Issuance of shares under the ATM program, net of issuance costs	2,546,265	*	-	-	9,858	-	9,858
Vested restricted share units	7,000	*	-	(13)	13	-	-
Share-based compensation	-	-	-	327	-	-	327
BALANCE AT MARCH 31, 2021	23,776,785	*	41	9,128	80,827	(82,383)	7,613

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31
	2021	2020
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(9,488)	(2,918)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	7,212	262
Net cash used in operating activities	(2,276)	(2,656)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	-	(29)
Net cash used in investing activities	-	(29)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Principle element of lease payments	(45)	(37)
Issuance of ordinary shares and warrants, net of issuance costs	-	797
Issuance of shares due to the ATM program, net of issuance costs	9,858	-
Proceeds from exercise of options and warrants	251	68
Net cash provided by financing activities	10,064	828

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,788	(1,857)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	8,593	15,185
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	16,381	13,328

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31
	2021	2020
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	91	50
Change in fair value of financial liabilities at fair value through profit or loss	7,103	46

Financial expenses (income), net	(7)	4
Net changes in severance pay obligation	(3)	3
Share-based compensation	327	373
	7,511	476
Changes in working capital:
Decrease in accounts receivables	240	278
Increase in other current assets	(777)	(613)
Increase in accounts payable and accruals:
Trade	276	97
Other	114	73
Decrease in contract liabilities	(143)	(42)
	(290)	(207)
Cash used for operating activities:
Interest paid	(9)	(7)
	7,212	262

APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:
Right of use assets obtained in exchange for new operating lease liabilities	31	23
Cashless exercise of warrants	*	-
Vested restricted shares units	*	-

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

a.	General:

1)
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018 the Company incorporated Entera Bio Inc., a fully owned subsidiary incorporated in Delaware USA. The Company is a leader in the development and commercialization of orally delivered large molecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, are based on its proprietary technology platform and are both in Phase 2 clinical development. The Company also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has completed one such collaboration with Amgen Inc.

2)
The Company's securities have been listed for trading on the Nasdaq Capital Market since the Company’s initial public offering in July 2018, where a total of 1,400,000 new ordinary shares were issued in consideration of net proceeds of $9.6 million, after deducting offering expenses.

b.
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $82.4 million through March 31, 2021 and negative cash flows from operating activities. The Company's management is of the opinion that its available funds as of March 31, 2021 will allow the Company to operate under its current plans into the second quarter of 2022. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of the company's technology to additional external parties through partnerships or research collaborations as the Company will need to finance future research and development activities, general and administrative expenses and working capital through fund raising. However, there is no certainty about the Company's ability to obtain such funding.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION (Continued):

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operations. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

c.	Approval of financial statements

These financial statements were approved by the Company's Board of Directors on May 19, 2021.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2021 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss, changes in shareholders' equity and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

Loss per ordinary share

Basic and diluted loss per share is computed by dividing the loss for the period by the weighted average number of ordinary shares outstanding for each period.

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the three months ended March 31, 2021 and 2020 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 7,894,997 and 8,047,941 for the three months ended March 31, 2021 and 2020 respectively.

NOTE 4 - FINANCIAL RISK FACTORS

The Company's activities expose it to a variety of financial risks. The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2020.

There have been no changes in the risk management policies since the year end.

NOTE 5 - FAIR VALUE MEASUREMENT

The Company measures fair value and discloses fair value measurements for financial assets. Fair value is based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:          Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:          Observable prices that are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:          Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of March 31, 2021 and December 31, 2020, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximates their carrying value.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 - FAIR VALUE MEASUREMENT (Continued):

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of March 31, 2021:
Trade and other payable	-	1,884	1,884
Warrants to purchase ordinary shares (level 1) (1)	698	-	698
Warrants to purchase ordinary shares (level 3) (2)	7,837	-	7,837
Lease liabilities	-	402	402
	8,535	2,286	10,821
As of December 31, 2020:
Trade and other payable	-	1,494	1,494
Warrants to purchase ordinary shares (level 1)	239	-	239
Warrants to purchase ordinary shares (level 3)	1,193	-	1,193
Lease liabilities	-	432	432
	1,432	1,926	3,358

(1)	Tradable warrants presented above are valuated based on the market price (a level 1 valuation) as of March 31, 2021.

(2)	Warrants to purchase ordinary shares issued in December 2019 and February 2020 presented are valuated based on the Monte-Carlo pricing model (a level 3 valuation) as of March 31, 2021.

The main assumptions used are as follows:

March 31
2021
Price per share	3.81
Volatility	97%
Expected term (years)	0.16
Risk free interest rate	0.01-0.03
Expected dividend	-

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 6 - SHARE CAPITAL

1.	Equity transactions

a.
In February and March 2021, the Company issued additional 2,546,265 ordinary shares for net proceeds of $9.9 million at a weighted average price of $3.99 per ordinary share through the Company’s ATM Program established in July 2020.

b.
During the first quarter of 2021, two warrants holders exercised 174,052 warrants into 81,419 ordinary shares through cashless exercise mechanism in accordance with the subscription agreement signed in December 2019.

In addition, another warrants holder exercised 10,549 warrants into 10,549 ordinary shares of the Company for a total consideration of $11 thousand at an exercise price of $1.05.

c.	In March 2021, a service provider exercised 65,693 options into 65,693 ordinary shares of the Company for a total consideration of $204 thousand at an exercise price of $3.10.

d.	In March 2021, a former employee exercised 5,687 options into 5,687 ordinary shares of the Company for a total consideration of $23 thousand at an exercise price of $3.97.

e.	In March 2021, 4,500 tradable warrants were exercised into 2,250 ordinary shares of the Company for a total consideration of $13 thousand at an exercise price of $5.85.

2.	Options Grants

On January 4, 2021 options to purchase 1,314,218 ordinary shares were granted to the Chief Executive officer of the Company, with an exercise price of $1.24. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. The grant was subject to the approval by the shareholders of the Company, which approved the grant in March 2021. The fair value of the options at the date of grant was $1,320 thousand.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 - SUBSEQUENT EVENTS

a)	On April 7, 2021, the Company’s Board of Directors approved the following option grants:

i)
Options grant to purchase 150,000 ordinary shares to the new US-based CFO, with an exercise price of $3.61 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date.

ii)
Options grants to purchase 220,000 ordinary shares to certain employees and 70,000 options granted to service providers, with an exercise price of $3.61 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date.

iii)
Options grant to purchase 33,368 ordinary shares to a non-executive director of the Company, with an exercise price of $3.61. The options will vest over 3 years in twelve equal quarterly instalments starting on the vesting commencement date.

b)
On April 21, 2021, options to purchase 345,000 ordinary shares were granted to several executive officers of the Company, with an exercise price of $3.15. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. This grant is subject to shareholders approval.

c)
On April 21, 2021, upon satisfaction of the sale price condition pursuant to the subscription agreement signed in December 2019, the Company’s Board of Directors decided to accelerate the termination date of the Investors and Broker warrants issued in December 2019 and February 2020. In accordance with the terms of the agreement , as of the notice date and for a period of 30 calendar days (the “Early Termination Exercise Period”), the holders may exercise their warrants and following such Early Termination Exercise Period,  these warrants shall be deemed terminated.

d)	In April and May 2021, several Investor Warrant’s holders exercised 142,407 warrants into 142,407 ordinary shares for a total consideration of $150 thousand at an exercise price of $1.05.